 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2016
Commission File Number: 001-35075
WESTERN COPPER AND GOLD CORPORATION
 (Translation of registrant's name into English)
1800-570 Granville Street,
Vancouver, BC V6C 3P1
 (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[           ] Form 20-F   [ x ]  Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH
Exhibits
99.1	WESTERN COPPER AND GOLD ADVANCES PERMITTING

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Western Copper and Gold Corporation
(Registrant)

Date: January 20, 2016	By:	/s/ Julien François
Julien François

	Title:	Chief Financial Officer